Galactic Annihilation Inc.



ANNUAL REPORT

1100 Bellevue Way NE STE 8A-557

Bellevue, WA 98004

0

https://industrialannihilation.com/

This Annual Report is dated April 9, 2025.

BUSINESS

Galactic Annihilation is a gaming, software & services company formed by the creators of the popular 'Planetary Annihilation', a real-time strategy game that sold 3M+ copies. Industrial Annihilation is the sequel to – and set in the same universe as – Planetary Annihilation.

We have an exclusive license to the original Planetary Annihilation IP, including that title's robust game engine and underlying technology. Our strong leadership team also boasts 100+ combined years of successful experience in the gaming industry.

Industrial Annihilation blends the iconic real-time strategy of the beloved Annihilation series of games with deep factory-building to deliver a blend of genres unlike any you've experienced before.

Build a unique working factory-sim to extract resources, lay production pipelines, construct units, and erect defenses against the corruption of Chaos in an epic singleplayer campaign featuring world-class RTS combat. Or, match wits against other Commanders online in intense co-op and PvP battles.

According to our research, we are constructing the next-generation of RTS in a way players have never seen before. It's Annihilation-inspired gameplay on a planetary scale.

Galactic Annihilation, Inc. was incorporated in Delaware on January 28, 2021, as a C-Corporation. Galactic Annihilation, Inc. is a separate entity from Planetary Annihiliation, Inc. Galactic Annihilation, Inc. has an exclusive license with Planetary Annihilation, Inc. to use all of Planetary Annihilation, Inc.'s intellectual property. See Related Party Transaction section for details.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $81.00
Number of Securities Sold: 8,100,000
Use of proceeds: Initial company formation. Company operations.
Date: February 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Founders Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 30,000
Use of proceeds: Founders shares.
Date: September 28, 2023
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,500,000.00
Number of Securities Sold: 1,532,441
Use of proceeds: Company operations.
Date: December 14, 2023
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Foreseeable major expenses based on projections:

As a software company, our largest expense by far is payroll for our development team. We are not planning to expand the team beyond where it is today and may look to cut payroll expenses as required to meet the release timing for our game.

Future operational challenges:

Foremost among operational challenges is the imperative to consistently identify and create the elements that maximize enjoyment for our players. Ensuring that our games not only capture initial interest but also offer enduring appeal is essential. This means we must constantly innovate and refine our offerings, creating experiences that players not only relish in the moment but are also compelled to revisit time and again.

Future challenges related to capital resources:

Securing additional capital is paramount to our sustained growth and innovation. Ensuring consistent financial backing is essential not only for the creation of new games but also for the continued support and enhancement of the game to guarantee that we create an experience that players will enjoy for years.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $32,804.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Lender 1 - related party
Amount Owed: $485,100.00
Interest Rate: 0.0%
Maturity Date: October 05, 2033
The loan does not have a maturity date.

Creditor: Lender 2 - related party
Amount Owed: $58,000.00
Interest Rate: 0.0%
Maturity Date: October 05, 2033
The loan does not have a maturity date.

Creditor: Lender 3 - related party
Amount Owed: $452,082.00
Interest Rate: 0.0%
Maturity Date: October 05, 2033
The loan does not have a maturity date.

Creditor: Lender 4 - related party
Amount Owed: $10,000.00

Interest Rate: 0.0%
Maturity Date: October 05, 2033
The loan does not have a maturity date.

Creditor: Lender 5 - third party
Amount Owed: $500,000.00
Interest Rate: 10.5%
Maturity Date: June 04, 2028

Creditor: Lender 6 - third party
Amount Owed: $720,000.00
Interest Rate: 0.0%
Maturity Date: October 05, 2033
The loan does not have a maturity date.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Jonathan Scott Mavor

Jonathan Scott Mavor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Director

Dates of Service: January, 2021 - Present

Responsibilities: Jonathan is the CEO and also leads creative on the IP. Jonathan works 40+ hours per week and currently receives zero salary compensation for this role.

Other business experience in the past three years:

Employer: Team Grit LLC

Title: CTO

Dates of Service: January, 2021 - Present

Responsibilities: Leads technical strategy and game design, ensures game development efficiency, and champions innovation in gameplay to ensure the best experience for players. Jonathan works less than 1 hour per week at Team Grit LLC.

Other business experience in the past three years:

Employer: Uber Entertainment

Title: CTO

Dates of Service: January, 2008 - Present

Responsibilities: Leads technical strategy, ensures game development efficiency, and champions innovation in technology and tools. Jonathan works less than 1 hour per week at Uber Entertainment.

Other business experience in the past three years:

Employer: Planetary Annihilation, Inc.

Title: CTO and Lead Game Designer

Dates of Service: August, 2018 - Present

Responsibilities: Leads technical strategy, ensures game development efficiency, and champions innovation in technology and tools. Jonathan works less than 1 hour per week at Planetary Annihilation, Inc.

Name: Hal Robert (Bob) Berry, Jr.

Hal Robert (Bob) Berry, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer & Director

Dates of Service: January, 2021 - Present

Responsibilities: Provides technical leadership having decades of experience using the Unreal Engine and making RTS games. Hal works 40+ hours per week and does not currently receive salary compensation for this role.

Other business experience in the past three years:

Employer: Team Grit, LLC

Title: Managing Member

Dates of Service: January, 2018 - Present

Responsibilities: Hal's responsibilities include technical leadership and programming. Hal works less than 1 hour per week at Team Grit.

Other business experience in the past three years:

Employer: Uber Entertainment

Title: CEO

Dates of Service: January, 2008 - Present

Responsibilities: Hal's responsibilities include administration and some operations. Hal works less than 1 hour per week at Uber Entertainment.

Other business experience in the past three years:

Employer: Planetary Annihilation, Inc.

Title: CEO

Dates of Service: August, 2018 - Present

Responsibilities: Hal guides the company vision, oversees development and operations, and drives growth in the video game market. Hal works less than 1 hour per week at Planetary Annihilation, Inc.

Name: Erik Lindquist

Erik Lindquist's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO & Director

Dates of Service: January, 2021 - Present

Responsibilities: Erik oversees day-to-day operations and executes against the company's long-term goals. Erik works 40+ hours per week and does not receive salary compensation for this role.

Other business experience in the past three years:

Employer: Team Grit LLC

Title: COO / Partner

Dates of Service: June, 2019 - Present

Responsibilities: Erik's responsibilities include Operations, Production, and Back Office. Erik works less than 1 hour per week at Team Grit.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

Title of class: Common Stock
Stockholder Name: Hal Robert (Bob) Berry, Jr.
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 22.28

Title of class: Founders Common Stock
Stockholder Name: Hal Robert (Bob) Berry, Jr.
Amount and nature of Beneficial ownership: 10,000
Percent of class: 33.333

Title of class: Common Stock
Stockholder Name: Jonathan Mavor
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 22.28

Title of class: Founders Common Stock
Stockholder Name: Jonathan Mavor
Amount and nature of Beneficial ownership: 10,000
Percent of class: 33.333

Title of class: Common Stock
Stockholder Name: Erik Lindquist
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 22.28

Title of class: Founders Common Stock
Stockholder Name: Erik Lindquist
Amount and nature of Beneficial ownership: 10,000
Percent of class: 33.333

Title of class: Common Stock
Stockholder Name: Investor A
Amount and nature of Beneficial ownership: 1,532,441
Percent of class: 11.35

Title of class: Common Stock
Stockholder Name: Aggregated StartEngine Owners
Amount and nature of Beneficial ownership: 944,910
Percent of class: 7

RELATED PARTY TRANSACTIONS

Name of Entity: Lender 1 - related party
Names of 20% owners: Hal Berry, Jon Mavor, Erik Lindquist
Relationship to Company: Officer
Nature / amount of interest in the transaction: Simple loan to fund payroll for Galactic Annihilation
Material Terms: $58,000 loan with 0% interest rate

Name of Entity: Lender 2 - related party
Names of 20% owners: Hal Berry, Jon Mavor
Relationship to Company: Officer
Nature / amount of interest in the transaction: Simple Loan to fund contractors for Galactic Annihilation
Material Terms: $485,100 loan. 0% interest.

Name of Entity: Lender 3 - related party
Names of 20% owners: Hal Berry, Jon Mavor, Erik Lindquist
Relationship to Company: Officer
Nature / amount of interest in the transaction: Simple loan to fund payroll for Galactic Annihilation
Material Terms: $10,000 loan with 0% interest rate

Name of Entity: Lender 3 - related party
Names of 20% owners: Hal Berry, Jon Mavor, Erik Lindquist
Relationship to Company: Officer
Nature / amount of interest in the transaction: Simple loan to fund payroll for Galactic Annihilation
Material Terms: $452,082 loan with 0% interest rate

Name of Entity: Planetary Annihilation, Inc.
Names of 20% owners: Hal Berry, Jon Mavor
Relationship to Company: Planetary Annihilation, Inc. has some of the same officers and 20% owners as Galactic

Annihilation, Inc.

Nature / amount of interest in the transaction: Planetary Annihilation and Galactic Annihilation executed an exclusive License Agreement on January 31, 2021.

Material Terms: Planetary Annihilation, Inc. grants Galactic Annihilation, Inc. via the licensing agreement exclusive, worldwide, perpetual, royalty-free, irrevocable, and transferable (including the right to sub-license) license to use, reproduce, modify, create Derivative works, transmit, display, import, translate, market, promote, sell, and otherwise distribute (by any means known or hereafter developed, including electronic distribution), separately or integrated with other products, the object code, source code, and the Planetary Annihilation Inc Video Game Currently Known as: Planetary Annihilation and Planetary Annihilation Titans and any Derivative works of the technologies. In consideration for the rights and licenses granted, and subject to the conditions set forth elsewhere in the Agreement, Galactic Annihilation, Inc. will pay Planetary Annihilation, Inc. five percent (5%) of net revenue after costs of third party platform holders (e.g. Epic, Steam, etc.).

OUR SECURITIES

The company has authorized Common Stock, and Founders Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,176,190 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,500,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

The amount outstanding includes 1,400,000 shares of stock options issued and redeemable for Common Stock. The amount outstanding does not include 1,500,000 options reserved under a stock options plan but unissued.

Material Rights of Common Stock Sold in this Offering

The Amended and Restated Certificate of Incorporation assigns certain Dividend Rights and Liquidation Rights to holders of Common Stock. Please see Exhibit F for more details.

Other Material Rights for Common Stock held by Officers

The Officers of the Company are party to a certain stockholder agreements (each, a "Stockholder Agreement") that restrict their ability to transfer shares. Please see below for a brief summary.

Repurchase Option

In the event of the voluntary or involuntary termination of a Purchaser's employment for any reason (including death or Disability, with or without cause, the Company shall upon the date of such termination (the "Termination Date") have an irrevocable, exclusive option for a period of two months from such date to repurchase all or any portion of the unvested shares held by Purchaser as of the Termination Date at a per share price equal to the purchase price (adjusted for any stock splits, stock dividends and the like).

Right of First Refusal

Before any shares held by Purchaser or any transferee of Purchaser may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the shares.

Founders Common Stock

The amount of security authorized is 150,000 with a total of 30,000 outstanding.

Voting Rights

100 votes for each share of Founders Common Stock.

Material Rights

Other Material Rights

The Amended and Restated Certificate of Incorporation assigns certain Dividend Rights, Liquidation Rights, and Conversion Rights to holders of Founders Common Stock. Please see Exhibit F for more details.

The Officers of the Company hold Founders Common Stock governed by a stockholder agreement as summarized below.

Transfer Restrictions

5.1 Disposition of Shares. Purchaser shall make no disposition of the Shares (other than a permitted transfer under Section 5.2 hereof) unless and until:

(a) Purchaser shall have notified the Company of the proposed disposition and provided a written summary of the terms and conditions of the proposed disposition;

(b) Purchaser shall have complied with all requirements of this Agreement, the Company's Bylaws and any other agreement that the Owner is a party to, in each case that is applicable to the disposition of the Shares; and

(c) Purchaser shall have provided the Company an opinion of counsel in form and substance satisfactory to the Company, that (i) the proposed disposition does not require registration of the Shares under the Securities Act or (ii) all appropriate action necessary for compliance with the registration requirements of the Securities Act or of any exemption from registration available under the Securities Act (including Rule 144) has been taken.

The Company shall not be required to (y) transfer on its books any Shares that have been sold or transferred in violation of the provisions of this Article 5 nor (z) treat as the owner of the Shares, or otherwise to accord voting or dividend rights to, any transferee to whom the Shares have been transferred in contravention of this Agreement.

5.2 Restriction on Transfer. In addition to the restrictions set forth in Section 5.1, the Shares shall not be transferred, assigned, encumbered or otherwise made the subject of disposition in contravention of the Company's First Refusal Right under Article 6 hereof or without the Company's prior written consent. Such restrictions on Transfer, however, shall not be applicable if Purchaser receives prior written consent from the Company to (a) a gratuitous transfer of a portion or all of the Shares made to Purchaser's spouse or issue, including adopted children, or to a trust for the exclusive benefit of Purchaser or Purchaser's spouse or issue, including adopted children, or (b) a transfer of title to the Shares effected pursuant to Purchaser's will or the laws of intestate succession.

Right of First Refusal

The Company has the right of first refusal, exercisable in connection with any proposed Transfer of the Shares as described above.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the

Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational video game or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our video game. Delays or cost overruns in the development of our video game and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business.

You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Galactic Annihilation, Inc. was formed on 01 28, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Galactic Annihilation, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Industrial Annihilation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to server infrastructure providers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Dependency on a Single Platform Relying solely on Steam can be risky. If the game is removed from the platform or if Steam experiences a major outage, it can disrupt sales and hurt the company's bottom line. External Threats Cyber-attacks, data breaches, and other security concerns can damage a company's reputation and player trust. Intellectual Property Risks The potential for copyright infringement, either by the startup or against it, can lead to legal battles or forced removal of content. Piracy While Steam has mechanisms in place to counteract game piracy, it's still a significant concern in the industry, especially in some international markets. Reputation Management Negative reviews or press, even if unjustified, can impact sales and reputation. A small misstep, such as a poorly received update, can have long-lasting consequences. Global Expansion Risks Expanding into international markets can expose the company to foreign exchange rate risks, cultural differences, and legal challenges in different jurisdictions. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 9, 2025.

Galactic Annihilation Inc.

By /s/ *Jonathan Mavor*

      Name: Galactic Annihilation Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Galactic Annihilation Inc was formed on January 28, 2021 ("Inception") in the State of Delaware. The financial statements of Galactic Annihilation Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bellevue, Washington.

The Company develops and publishes unique video games based on our hit real-time strategy title, Planetary Annihilation. We believe Industrial Annihilation has the potential to be even bigger and more successful. The Company's first title is Industrial Annihilation, the sequel to Planetary Annihilation. With new unique features like our factory building & Real-Time Strategy (RTS) hybrid gameplay that creates near infinite replayability, Industrial Annihilation is designed to redefine the RTS genre. According to our research, we are constructing the next-generation of RTS in a way players have never seen before. It's Annihilation-inspired gameplay on a planetary scale.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of Industrial Annihilation when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Washington state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

In the fiscal year of 2024, the company received a loan from a third party (lender 5) in the amount of $500,000. The loan bears a 10.5% interest rate and has a maturity date of June 4, 2028. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $530,000 and $0, respectively.

Also see NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2024 the company has currently issued 10,577,351 shares of our Common Stock.

Founders Common Stock
As of December 31, 2024 the company has currently issued 30,000 shares of our Founders Common Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the fiscal year 2023, the Company maintained a loan from its related party (lender 1), the Company with similar ownership structure as Galactic Annihilation Inc., in the amount of $50,000 and $512,082, respectively. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $452,082 and $562,082, respectively.

In the fiscal year of 2023, the company maintained a loan from its related party (lender 2), the Company with similar ownership structure as Galactic Annihilation, Inc., in the amount of $500,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $485,101 and $500,000, respectively.

In the fiscal year of 2023, the Company maintained a loan from its related party (lender 3), the Company with similar ownership structure as Galactic Annihilation Inc., in the amount of $58,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $58,000 and $58,000, respectively.

In the fiscal year of 2023, the company maintained a loan from its related party (lender 4), the Company with similar ownership structure as Galactic Annihilation, Inc., in the amount of $10,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2024 and December 31, 2023, the outstanding balance of the loan is $10,000 and $10,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024 through March 31, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Galactic Annihilation Inc.

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
ASSETS	**$1,400,169.70**	**$83,770.29**
LIABILITIES AND EQUITY		
Liabilities	**$1,875,058.79**	**$2,240,870.03**
Equity	**$ -474,889.09**	**$ -2,157,099.74**
TOTAL LIABILITIES AND EQUITY	**$1,400,169.70**	**$83,770.29**

Galactic Annihilation Inc.

Statement of Cash Flows

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
OPERATING ACTIVITIES	$ -868,095.20	$ -1,978,962.45	$ -2,847,057.65
FINANCING ACTIVITIES	$2,203,540.17	$651,157.91	$2,854,698.08
NET CASH INCREASE FOR PERIOD	$1,335,444.97	$ -1,327,804.54	$7,640.43

Galactic Annihilation Inc.

Profit and Loss

January 2023 - December 2024

	JAN - DEC 2023	JAN - DEC 2024	TOTAL
Income	$0.00	$356,293.45	$356,293.45
GROSS PROFIT	$0.00	$356,293.45	$356,293.45
Expenses	$1,433,641.05	$2,189,662.01	$3,623,303.06
NET OPERATING INCOME	$ -1,433,641.05	$ -1,833,368.56	$ -3,267,009.61
Other Expenses	$33.03	$0.00	$33.03
NET OTHER INCOME	$ -33.03	$0.00	$ -33.03
NET INCOME	$ -1,433,674.08	$ -1,833,368.56	$ -3,267,042.64

GALACTIC ANNIHILATION INC

STOCK AND EQUITY DETAIL

	Founders Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Amount	Amount	Amount
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	-	-	8,100,000	81	-	-	81
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(250,656)	(250,656)
31-Dec-21	-	-	8,100,000	81	-	(250,656)	(250,575)
Shares issued for services	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(994,180)	(994,180)
31-Dec-22	-	-	8,100,000	81	-	(1,244,836)	(1,244,755)
Issurance of stock	-	-	1,532,441	1,500,000	-	-	1,500,000
Crowd Sourcing	-	-	-	-	703,540	-	703,540
Founders Stock	30,000	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,433,674)	(1,433,674)
31-Dec-23	30,000	-	9,632,441	1,500,081	703,540	(2,678,510)	(474,889)
Issurance of stock	-	-	-	-	-	-	-
Crowd Sourcing	-	-	944,910	820,284	(703,540)	-	1,061,654
Founders Stock	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(1,833,369)	(1,833,369)
31-Dec-24	30,000	-	10,577,351	2,320,365	0	(4,511,879)	(1,246,603)

I, Jonathan Mavor, the Chief Executive Officer of Galactic Annihilation Inc, hereby certify that the financial statements of Galactic Annihilation Inc and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Galactic Annihilation Inc has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th day of February, 2025.

Signed by:

Jonathan Mavor _____ (Signature)

Chief Executive Officer

February 24, 2025

CERTIFICATION

I, Jonathan Mavor, Principal Executive Officer of Galactic Annihilation Inc., hereby certify that the financial statements of Galactic Annihilation Inc. included in this Report are true and complete in all material respects.

Jonathan Mavor

CEO